

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

November 14, 2006

Mr. Ken Meyer
President and Principal Financial Officer
CyPacific Trading Inc. (now known as Pacific Gold Entertainment Inc.)
536 Cambie Street
Vancouver, British Columbia, Canada V6B 2N7

> **Re: CyPacific Trading Inc.**
> **Form 20-F for Fiscal Year Ended April 30, 2005**
> **Filed October 31, 2005**
> **Response letters dated September 1, 2006 and October 6, 2006**
> **File No. 333-107199**

Dear Mr. Meyer:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

William Choi
Branch Chief

cc: Rene Daignault
R.H. Daignault Law Corporation
Via Fax: (604) 664-0671